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JOIN THE BLAZNTECH COMMUNITY

Raised $68,706 from 153 investors on December 2017

Weapons maintenance without weapons disassembly

BLAZnTECH is a veteran owned and operated company. We have developed the world's first and only motorized weapons cleaning system - a pocket sized power tool that provides the fastest and easiest way to clean most commonly used firearms.

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Benjamin Bondar
CEO & Founder
Benjamin is a former stock market analyst - managing over 2.3MM with his own trading floor. He is a veteran of Iraq, FAA certified pilot, and inventor of the Motorized Weapons Cleaning System.

BLAZnTECH SHOTSHOW

Why you may want to invest

1. Compact design -- clean firearms without disassembly
2. High torque precision motor -- 300+ RPM
3. Saves time -- hours spent cleaning reduced to minutes
4. Eliminates unnecessary wear -- nylon bristle brushes & cotton brush socks that DO NOT damage your guns like most traditional steel rods & brushes do
5. US patents granted - legal team represents 58 of Fortune 100 companies.
6. Patent 1: Design and utility of the device

Our Ambition

BLAZnTECH is a company we are all proud to be a part of. Our ambition is to provide all gun owners with a fast, effective, and enjoyable way to clean their firearms. Guns get dirty, they need to be maintained. Our focus is on providing gun owners, military, and law enforcement with the fastest and easiest way to clean their dirty firearms. BLAZnTECH is zeroed in on revolutionizing weapons maintenance and providing a luxurious cleaning experience.

45_transcripts.txt















Why I Like BLAZnTECH

What excited me about BLAZnTECH from the first moment I heard about their product was the idea to revolutionize something so essential, ubiquitous and critical as cleaning a firearm. I love being part of something that is not just another fad, but is innovative and actually improves peoples' lives - and this product achieves this with flying colors! It is very special to help bring something to the world that will not only increase effectiveness of our military and those in law enforcement, but also has the potential to increase the safety of their lives. And to top it all off, I really love that this product allows users to enjoy the actual process of weapons maintenance. It's not very... READ MORE

Andrey Tkachuk
DIRECTOR OF FINANCE AT DEMANDFORCE. - INVESTED IN BLAZNTECH

This is now the only firearm cleaning system I will own from here on out. @blazntech The quality is exceptional, packaging is very impressive, and the firearm compatibility exactly fits my needs.
@1k_cory
Happy Customer

The game has changed. No more baby wipes or failed weapons.
Lars Connon
Happy Customer

This seems to be an excellent tool for quick cleaning and could save a life. Also, I would like to thank each and every one of you for your service and the sacrifices you endured. From the bottom of my soul. Thank you.
Charles Rogers
US NAVY VETERAN, USS NASSAU LHA-4

Tactical Shit Review of BlaznTech's Motorized Weapons Cleaning System
We take an in depth look at BlaznTech's MWCS.
August 29, 2016 @ youtu.be

AR-15 - BLAZnTECH Motorized Weapons Cleaning System
I show how to use the BLAZnTECH Motorized Weapons Cleaning System (MWCS) on my AR-15. I also share my thoughts while overviewing this product. https://blazntech.com/ https://www.rainierarms.com/blazntech-motorized-weapons-
December 23, 2015 @ youtu.be

BLAZnTECH Motorized Weapons Cleaning System
Chummerz review on BLAZnTECH's MWCS. Introducing the world's 1st Motorized Weapons Cleaning System. This pocket sized tool is designed to fit in the ejection port to be able to clean without disassembling your upper receiver. The Custom
December 9, 2015 @ youtu.be

BLAZnTECH Motorized Weapon Cleaning System Set to Ship in September
I posted last May introducing BLAZnTECH and their innovative firearms cleaning system. BLAZnTECH originally had a shipping date in July. They've since pushed the shipping date to September, but are manufacturing limited quantities for and offering
August 22, 2015 @ gunsandtactics.com

Motorized Weapons Cleaning System by BLAZnTECH - The Firearm Blog
Now here is something that I really wish I had during my time in the Corps... the BLAZnTECH motorized weapons cleaning system. Its so simple, its brilliant. A rotating brush for cleaning the chamber of an AR (or other components with suitable
May 20, 2015 @ thefirearmblog.com

Coming to the Range: BLAZnTECH Motorized MSR Chamber Cleaning Kit
Any MSR shooter knows the joy of firing off a few hundred rounds is almost directly countered by facing the grim reality of cleaning your rifle when you get home. It's especially defeating if you have a direct impingement MSR.
May 15, 2015 @ range365.com







BLAZnTECH Motorized Weapons Cleaning System

Posted on May 14th, 2015 by ar15news BLAZnTECH is a new company bringing an equally new cleaning product to market. Its their Motorized Weapons Cleaning System which is designed to clean the lugs and chamber of your AR or handguns. The

May 14, 2015 @ ar15news.com

10

Firearms Maintanence Hasn't Changed in Years

Everyone from the military to gun enthusiasts, still cleans firearms with hand tools. Until now.

With BLAZnTECH, you simply lock the bolt or slide to the rear then insert the cleaning device. You're done in minutes and ready to shoot. Traditional weapons cleaning kits require disassembly of the firearm. They contain mainly steel rods and brushes. Breaking down the gun and using hand tools wastes valuable time. Our unique motor enables thorough cleaning without disassembly which is a game changer for the military and gun owners alike. BLAZnTECH saves gun owners time without adding additional wear to the firearm.

Market Size and Investment Potential

10

BLAZnTECH is revolutionizing weapons maintenance and creating a whole new market of motorized cleaning systems. Industry leading competitors sell over 25,000 traditional cleaning kits every week, by 2020 we aim to have 10% of all domestic firearms owned by civilians (270 million firearms) be cleaned with BLAZnTECH products.

Firearms Manufactured by Year in the U.S.

12M
10M
8M
6M
4M
2M
0
'86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13
Pistols
Revolvers
Rifles
Shotguns
Miscellaneous firearms

10

100 Million

Guns in the US

$2 Billion

Firearms accesories industry (US)

10

First Conceived in Iraq as a Reliable Cleaning Tool

The world's first and only motorized weapons cleaning system.

BLAZnTECH is a pocket-sized tool that manages to quickly and effectively clean most commonly used rifles and handguns without the need to disassemble the firearm.



Glass-Reinforced Nylon Enclosure!

Bright White LED!

300+ RPM Motor!



Proprietary Brush-Socks (100% Cotton)!

Nylon Brushes Specifically Designed for Rotation!

3 Year Limited Warranty!

  

Business Numbers

1,000+ units sold; this is just the beginning.

We've sold-out over a 1,000 units during our R&D stage. For our production stage, we plan to sell hundreds of thousands of Blazntech tools and kits.

$20	$74	$11
Current cost of production	Suggested retail price	Predicted cost of production in 2018

Produced by veterans here in the U.S.

PRIDE Industries conducts our products assembly and distribution. They are a ISO 9001 Certified (Highest Quality Control) and qualified 501c nonprofit. They hire mostly disabled people and have operations in 14 states. Many of their employees are disabled veterans. PRIDE provides us the ability to scale in order to meet our goal to sell and shipping thousands of BLAZnTECH tools and kits.

Our Customers

Military, Police, & Gun Enthusiasts

BLAZnTECH proudly serves a global customer base comprised of firearms enthusiasts, law enforcement, and military.

    



















Testimonials and Video Reviews

The world already has a lot to say about Blazntech

"This seems to be an excellent tool for quick cleaning and could save a life. Also, I would like to thank each and every one of you for your service and the sacrifices you endured. From the bottom of my soul. Thank you."

Charles Rogers

US NAVY VETERAN, USS NASSAU LHA-4

Blazntech Cleaning an AR-15

Reviewed on video by Rainier Arms.

The Full Kit

This reviewer breaks down the entire Blazntech package.

We've Come a Long Way in Two Years

Our early stages of development consisted of trial and error to determine which key components were necessary to deliver an effective product. The housing, motor, circuitry and battery components have been sourced through reliable original equipment manufacturers. We've partnered with FrogLube and PRIDE Industries to deliver a cutting edge product. Since the initial launch, we've been gathering important feedback from our customers. Empowered with that knowledge, we've made further product improvements. Our next iteration will include a redesigned circuit board and other product enhancements. This upgrade increases durability in the field and significantly reduces assembly costs. We look forward to an ongoing relationship with our customers, investors, and global fans to develop products for the future.

Ben in Iraq

Stationed at Camp Taji, Iraq, Benjamin Bondar discovers need for Motorized Weapons Cleaning System.

September 2009

First Investor + Product Designer

After multiple prototypes, Benjamin Bondar acquires his 1st investor Andrey Tkachuk and gets the help of SAMSUNG product designer Steven Tkachuk.

January 2015

Relocation and Patents Filed

Team relocates to Washington state to work closely with Rainier Arms. Blazntech managed to quickly establish brand recognition and demand for the MWCS. In addition to that, we acquired the help of Sutherland Asbill & Brennan LLP (represents 58 Fortune 100 companies) and filed a nonprovisional utility patent.

January 2016

Research Triangle Park, North Carolina

Having quickly sold out of his inventory, Benjamin Bondar has relocated to North Carolina and organized an all new Delaware-based C corporation (BLAZnTECH, Inc). He has then officially licensed his patent to BLAZnTECH, Inc and organized a new team of combat veterans to help lead BLAZnTECH into mass production.

November 2016

10,000 Units Sold

With planned retailer partnershops and new distribution channels in the US, we plan to ship 10,000 units by this coming summer.

July 2018





November 2014

First Prototype

Benjamin Bondar builds his 1st prototype and begins his search for qualified engineers. Discovering disabled Vietnam veteran Nick Udall, he then continues to build his team under the company name of BLAZnTECH and files a provisional patent.

September 2015

Blazntech Partners with Pride Industries

In search of the highest standards of quality, durability, and value, BLAZnTECH established it's full assembly with Pride Industries. PRIDE is a US based, ISO 9001 certified, non-profit company that employs veterans and people with disabilities.

August 2016

1,000 Units sold to individual customers

January 2017

LAS VEGAS

BlaznTech, a "featured product" at Shot Show in Las Vegas

December 2018

BLAZnTECH

50,000 Units Sold

Holidays are a great time to gift the latest greatest accesory in firearms. We plan to have our ecommerce business humming by next hoiday season to ensure we can keep up with demand.

Join Us for the Ride!

Keep Your Ballistics and Guns True

Most gun enthusiasts love the anticipation of the overwhelming joy that is felt as the sights are aligned and the trigger is slowly depressed. The hammer falls on the firing pin thrusting it forward to slam into the primer. That split second as the internal spark ignites the gun powder, pushing your projectile forward down the barrel at speeds of 2,580 ft/s. The smell of the burnt powder, the recoil of the rifle that then sounds that beautiful steel down range. This, my friends, is what a lot of us live for.

Fast-forward to the end of the day. You and your brothers-in-arms had an amazing day on the range. You've pushed yourself and your equipment to the max. You've made some improvements and you've learned some valuable lessons. What next? Time to break out the old-school cleaning kit. You've spent a lot of money on some tools that require a lot of time to get that star chamber spotless. Yes, the dreaded star chamber.........

SHOW MORE

Letter from Founder / CEO

January 9, 2017

Respected investors, colleagues and friends:

Developing the world's first and only Motorized Weapons Cleaning System has proven to be a rewarding challenge. BLAZnTECH has gone through many struggles while focused on product development and streamlining production. We've grown an experienced team of industry professionals and established partnerships with industry leaders. We've come a long way.

I'm truly honored and grateful for each and every one of you.

SHOW MORE

































Meet the Founders

Benjamin Bondar

CEO & Founder

Benjamin is a former stock market analyst - managing over 2.3MM with his own trading floor. He is a veteran of Iraq, FAA certified pilot, and inventor of the Motorized Weapons Cleaning System.

Michael Penney

Chief Evangelist

Michael is a father and a former Marine. He is also the Program Director at Bunker Labs, the founder of Cigars and Sea Stories, and a chief contributor at Bloodstripes.com.

AND THE REST OF THE TEAM

Steven Tkachuk

PRODUCT DESIGN

Nick Udall

DIRECTOR OF ENGINEERING

Cody Cuellar

Creative Director

William H Tate

Advisor

William loves to train, advise and assist people in solving their money management challenges.

Michael Penney

Advisor

Michael is a Marine combat veteran of Iraq and Afghanistan. He is a combat marksmanship instructor, foreign weapons instructor, NRA instructor, Chief Range Safety officer, entrepreneur and, inventor.

Cj Dugan

Business Development

Laurie A. Dugan

Megan Jasso

Raised $294,706 From 154+ Investors

$120,000	$66,000	$68,706	$40,000
November 2015	November 2015	December 2017	September 2018
CONVERTIBLE NOTE	CONVERTIBLE NOTE		LOAN



Andrey Tkachuk

For the last 16 years, held various business consulting and finance/operations management positions in Software/Hardware companies in Silicone Valley.



Craig Vom Lehn

MBA, BS in Accounting, expert in Strategy and Financial Planning/Analysis. Family man and dividend investor in Gilbert, AZ



Jim Burtoft

Big Data Expert with Hewlett Packard.



Andrew Douglas VanderPloeg

Passionate about everything business. Finance Manager. Babson (Olin) 2017 MBA Graduate



Christopher Osburn

Ex techie city bus driver retro computerist.



Warren Thielz

Semi-retired electrical engineer with 40+ years experience in the aerospace industry

MORE INVESTORS

Interview

WF: What is Blazntech? ^

— COLLAPSE ALL

BLAZnTECH is a revolutionary new weapons accessories company. BLAZnTECH has developed and released the world's first and only motorized weapons cleaning system; a pocket-sized tool that cleans firearms without any disassembly. The idea for the device came out of necessity. While I was serving in the military overseas, I had to constantly clean my weapon. We shot a lot of training drills, firing thousands of rounds at the range. It's important to clean the rifle to the highest standards prior to going on a patrol. The chamber is constantly being filled with carbon on direct gas systems, such as that of the M-16 model variants. It needs to be cleaned regularly to ensure the cycle of operations is not interrupted. Upon return to the states, I had looked for device like this and was astonished to realize nobody had come up with it yet. Now, after multiple stages of product development, BLAZnTECH has produced the world's first and only motorized weapons cleaning system. Fitted with a compact, ultra high torque motor and nylon brushes, the cleaning system is small enough to reach all areas of the firearm without causing damage.

WF: Do you have competition? ^

BLAZTECH: Conventional cleaning systems are our current competitors. They rely on metal brushes and cleaning rods to scrape out the chamber. This requires the user to disassemble the weapon. Most professional users prefer not to use metal brushes, instead they primarily use Q-tips and dental picks for their stock chamber. We are the first to market with a patent pending motorized cleaning device and proprietary brushes, socks, cleaning/protectant and industry leading partners to accelerate production to reach a growing demand.

WF: Why is this cleaning tool different from all the other options? ^

Cleaning a firearm by hand is tedious work. It's a time consuming process that involves breaking down the weapon and scraping the hard to reach areas of a gun, mainly the chamber. Solvents and soak tanks strip the lubricant from all metal parts. Still, the most effective way to deep clean a rifle is using soap and warm water. All of these solutions involve taking apart the gun and thoroughly scrubbing everything. BLAZnTECH has found a better way. At 300+ RPM the motorized weapon cleaning system is the fastest, most effective way to clean all your firearms. We take pride in delivering a high-quality product our customer can rely on. We built our tool to function in war - where reliability is the only thing that matters.

WF: Do you have a patent for the device? ^

We do. Our patent applies not only to the device but the ability to clean a firearm outside of disassembly. Our intellectual property is domestically and internationally protected.

WF: Who are your potential customers? ^

BLAZTECH: We've identified target areas throughout the U.S. and global markets.

The midwest, Texas, Colorado and the southeast are the bulk of our market. Our goal is to establish a large commercial dealer distributor network, selling direct to them. The intent being to legitimize our product in a strong commercial market, then bring it through the proper DoD channels. We will sell through two tier wholesalers who are also prime vendors on the GSA schedule. They are able to sell direct to units with the proper impact cards and post items on the GSA open market.

Our end users include veterans, gun enthusiasts, men, women, young and old; there are 80 million American gun owners. To expand our customer base, we are producing various caliber brushes. Currently our product cleans most commonly used firearms; 9mm, .45cal, 5.56mm and, 7.62. We plan to manufacture .22LR, 12GA and 20GA in the future.

WF: Where did you get the idea and how has it evolved? ^

BLAZTECH: The idea first came to me in boot camp, but the need became apparent when I went to Iraq in 2009. That's also when my research began. When I left the military and went to school, I started to work on a prototype to see if such a product was even possible. I had begun working with a disabled Vietnam veteran who helped make the product more presentable. The next year I began working with an engineer. After several prototypes we established proof of concepts. Also, I worked with a SAMSUNG designer to give the tool the look and feel I wanted. In 2015 the product went to market.

WF: What are your production costs? ^

BLAZTECH: The majority of our costs are associated with production. Our lean production model is labor intensive. We have worked with our production partners to streamline the manufacturing and assembly process We are focused on delivering a high quality product that everyone can be proud of.

WF: Where do you produce Blazntech? ^

BLAZTECH: We've partnered with the esteemed PRIDE Industries for our production facility. They employ over 5,600 Americans, half of whom are disabled. They have Department of Defense contracts and products on the GSA. Recently, partnered with an even bigger nonprofit organization called SourceAmerica; "SourceAmerica creates a platform for people with significant disabilities to be seen and heard…and hired." (sourceamercia.com). We are excited and honored to be working with such a highly respected industry leader.

WF: Where are the products sold? ^

BLAZTECH: We currently sell through our website; we provide dealer pricing for those that qualify and ship packaged and marketed product in bulk. Approximately 70% of the product is sold through our website and 30% being sold through dealers. Our dealer verification process ensures high-quality product is being sold at manufacturer controlled price points.

WF: How important are government contracts to your retail strategy? How else will you sell Blazntech? ^

BLAZTECH: Our retail strategy is based on direct sales and dealer offerings. The government market is secondary. We have established relations with the DoD and sent units for testing. The Pentagon has requested units, and the military's Maryland Aberdeen Proving Ground currently has products for testing.

Our primary focus is to establish credibility in a commercial market while working to deliver a solution for military application in the long term.

Gun dealers are the biggest clientele, and they're big fans of the product. Our cleaning system was created with the AR-15 in mind. It's the most widely sold firearm in America. The motorized weapon cleaning system is a high quality tool that displays nicely, demonstrates reliably and sells well at a comfortable margin.

WF: What's stopping you from filling the orders you're already getting? ^

BLAZTECH: We have gotten amazing feedback from our customers already using the cleaning system. The motor and brushes work well and operate as intended. In order to deliver a reliable high-quality product, we have pushed a large amount of capital into labor costs. Our current lean production method is time consuming. Products that have been purchased are being delivered daily.

Our engineers, along with PRIDE Industries, have developed a manufacturing and assembly process to facilitate the large sales volume we've encountered. Now it requires the capital necessary to make the dream a reality.

We have produced a patent pending product and established proof of concept. We've assembled a team of industry experts and subject matter experts from a variety of business and tactical shooting disciplines. We've aligned ourselves with respected partners such as FrogLube and PRIDE Industries.

WF: Why are you raising money? ^

Our intent is to grow the company with the support of our fellow firearms
enthusiasts. With the funds raised, we will ramp up production using refined
manufacturing methods to ensure quality control and smooth supply chain
management. We will have the ability to drastically scale production and fulfill
the growing demand.

**WF: What are the key problems you're thinking about for the next
year?** ^

Customer satisfaction is our key concern. Delivering products in an efficient
manner and handling all customer issues quickly and effectively. It's important
that we have the right staff in place to answer any kind of questions there might
be. The product works as advertised. It delivers on being the fast, effective way to
clean your firearms.

WF: Where does your product fit into the existing market? ^

BLAZTECH: Weapons owners spend $13 billion every year on accessories. The
firearms and ammunition industry impact, in the US alone, is over 49 billion
according to the National Shooting Sport Foundation
(http://www.nssf.org/impact/).

Traditional cleaning systems require disassembly of the firearm. It takes a long
time and puts unnecessary wear on the internal components of the firearm. Our
motorized cleaning system employs a high torque, high speed, nylon brush
coupled with FrogLube to scrub the chamber. Then wipes it clean with a fresh
brush sock at 300+ RPMs. Effectively and efficiently cleaning your gun in seconds
without any disassembly of the firearm. A high tech solution for an age old
problem.

**WF: What's one of the biggest hurdles you've faced since starting
the business?** ^

It has been difficult to develop a motor that could meet the demands we needed
to put on it. We've gone through many stages of development, learning with each
failure. We take pride in knowing our product provides a direct power drive
through the cleaning head and into the chamber. This revolutionary motor is what
makes 21st century cleaning technology possible.

WF: Why raise money from all of your customers and fans? ^

BLAZTECH: It's important to our company that we serve through fellow
ownership. We are asking our community of fellow firearms enthusiasts to come
and be part of something greater than themselves. By joining Wefunder and
investing in BLAZnTECH you own a piece of that future. We have done the heavy
lifting by creating the product and ensuring it proved what we said it would do.
Now we offer an investment in our company to ensure it's success in the long
term. We are veterans working to build a better piece of gear for all of us to enjoy.
Let's build something together.

WF: Tell us about the team? Why will you win? ^

BLAZTECH: The best definition for the word entrepreneur is problem solver, we
believe it's important for our potential investors to recognize the fact that we have
been finding solutions for impossible challenges throughout military service and
our entire lives.

Benjamin Bondar joined the U.S. Army as an infantryman. He was offered the rare
opportunity to serve in the oldest active infantry regiment: "The Old Guard" is the
U.S. Army's official ceremonial unit and escort to the President. Later, he deployed
to Iraq in support of detainee operations and combat patrols. During his time
overseas, he discovered the need for a pocket-sized tool that can allow soldiers to
have weapons maintenance without weapons disassembly. He spent over two
years in product development to ensure proof of concept before founding
BLAZnTECH. Benjamin has patented the world's 1st and only Motorized Weapons
Cleaning System - a pocket-size tool for cleaning weapons quickly and effectively
without any disassembly. Benjamin was born in the Soviet Union, his father was a
Christian evangelist that was continuously persecuted by the KBG for his faith
and church service. Benjamin was raised in California and has helped his
financially struggling family by working with a commercial vacuum on his back
since the age of 9.

Michael J. Penney is a Marine combat veteran of Ramadi, Iraq; Kajaki and Sangin,
Afghanistan. He served with 3/7 weapons company deploying twice to Ramadi in

2005 and 2007. Upon reenlistment Michael transferred to Quantico to become an instructor. He is certified as a combat marksmanship coach, trainer and instructor trainer. He's a formal school instructor and school trained designated marksman and foreign weapons instructor. In 2010 Michael volunteered for a third combat tour, this time with 1st battalion 5th Marines, leading a section of advisors through Kajaki and Sangin Afghanistan. After 8 years of service, Michael left the Marine Corps as a Sergeant. Now he is an entrepreneur and inventor. His first product, the magazine insert for cleanliness and safety, prevents dirt, dust and debris from entering the internal components of the firearm. The product is injection molded and delivered thru the same channels as BLAZnTECH. Michael's skill-set, knowledge and expertise brings a unique perspective to the BLAZnTECH team.

William Tate started his US Army career when he turned age 17 and enlisted in the local Army National Guard while still a junior in high school. He secured an Army ROTC scholarship at Ole Miss and was a commissioned officer. His first duty was as Executive Officer assigned to a US Army Special Forces (Green Beret) A- Team. While with the unit he conducted successful missions in Africa, Central America, Europe, and the Middle East retiring after 18 years of honorable and global service due to the 1994 Forces Reduction Act. Straight out of the Army, William became a financial advisor, which led to a wide-ranging background in the financial planning and financial services industry. He has been a financial trainer, advisor, and manager in Silicon Valley with well-known financial services firms such as Morgan Stanley. BLAZnTECH values William's extensive experience in Wall Street financial services and his background in working with small innovative startup companies.



Ask a Question



Type your question here...	ASK QUESTION

Eric N Ford Mar 12
Greetings. It's been almost 2 years and although I stated almost a year ago that I would wait/forgo my early kit, I am now anxious to know when I will get it. Plus: I don't see any (somewhat) regular updates/posts from you folks in my mail box from Wefunder. Am I missing something?
ANSWER IGNORE

Andrew Bushnell Dec 11 2017
Looks like the form C list the close date as 12/28, is this still expected or do you plan on trying for another extension?
ANSWER IGNORE

Jose A. Gomez Mar 3 2017
feb 25th I asked a question: in your web page you can only preorder, how many preorders you have to this date?
ANSWER IGNORE

Jose A. Gomez Feb 25 2017
hi, in your web page you can only preorder, how many preorders you have to this date?
ANSWER IGNORE

Corey Nichols Mar 26
I also invested in 2017 and was wondering when the Investor kits would be sent to the people that opted to forgo the early kit. Thanks
ANSWER IGNORE

Luis A Colon INVESTOR May 15
How may I buy more shares
ANSWER IGNORE

Corbin DeMay INVESTOR Apr 11 2018
When do we receive our package if we invested enough? I have not received my package and was wondering when I would receive it.
ANSWER IGNORE

Greg Toney Oct 17 2017

How well does it clean the BCG?

ANSWER   IGNORE

Jacques Fu   Oct 17 2017 ⌄

Have you considered also selling an adapter for a cordless drill with the brush kit at a
more accessible price point? Also, do you have examples of liquidity for other products
in this market segment?

ANSWER   IGNORE

Brazier Gregory   May 26 2017 ⌄

Hello, I'm Gregory Brazer; A private investor. I opted for the funding of project projects
in order to help financially the serious people with projections. If you need funding
contact me. This is my mail:braziergregory001@Outlook.fr

ANSWER   IGNORE

Barnaby Zelman   Jan 26 2017 ⌄

Your valuation looks high, can you please explain your justification for $10mm at this
early stage?

ANSWER   IGNORE

 **William H Tate** Advisor `EMPLOYEE`   edited Sep 17 2017 ⌄

Thanks for your question. It is a good one. I'll try to explain our early stage
market valuation this way.

1. We have thousands of customers who have either ordered our Blazntech
kits either on back order and/or they have told us that they want to buy
them for resale in their many gun stores.

2. We have many US military and law enforcement departments that want
our tools and kits for their own firearms operations.

3. We are also enjoying an increasing interest from our international
Blazntech customers and fans.

4. I/we have learned much from our Blazntech Wefunder campaign over
these past 6 months. We put a $10 million company market value in order to
test the open market and see what the Wefunder community did.
Our Wefunder $10 million evaluation has been a stretch especially given
the struggles that we have had in getting our next production funding
round. We think that we'll have our production funding money by the end
of the month. We are a late stage startup with huge product market demand
and upside potential. Some of our Wefunder investors think that we are
worth of $10 million evaluation. Thus, we hope to prove them right!

5. In a widely reported announcement on 27 January 2017, the new Trump
Administration and Defense Secretary Mattis created and signed into
action a new Pentagon directive to modernize and upgrade weapons
system maintenance. This new presidential act orders the Pentagon to
develop new tools and resources for our US Military. This directive is
especially timely and fortunate for Blazntech and its investors. We are now
well positioned to ride this new wave of weapons systems maintenance
upgrades.

 **William H Tate** Advisor `EMPLOYEE`   Sep 17 2017 ⌄

Hi Barnaby,
I have updated your question about our $10 million evaluation. Please see
point #4 below. Thanks.

Joseph Krzyzewski   Aug 11 2017 ⌄

I pulled my investment because you don't reply to anybody's questions anymore and
you lost some team members ... can you persuade me to reinvest? When does this
round close? Any updates where you are at right now?

ANSWER   IGNORE

 **William H Tate** Advisor `EMPLOYEE`   Sep 17 2017 ⌄

Hi Joseph,
BlaznTech is all about supporting the individual shooter down range, in the
field, or on the hunt. We design and build great gun cleaning products. Our
products are solid and state of the art. We make the world's fastest and
easiest way to clean your dirty gun. This part we are great at doing.
However, we admit that our BlaznTech leadership, management, and team
building parts are a big work in progress. We'll be adding, subtracting,
upgrading, and changing our BlaznTech team players as we enjoy and
suffer our BlaznTech startup growing pains.
As for our Wefunder BlaznTech gun cleaning kit offer, we think that it is a
huge win/win for all involved. For example, when you go to our
BlaznTech.com shop website (when we had BlaznTech kits for sale there),

you find the same $200 gun cleaning kit that we are offering to our basic $250 Wefunder investors. Our Wefunder $250 investors get 1 kit, plus fractional BlaznTech ownership, and a 10% lifetime discount on any future items, products, consumables, etc. that we produce and sell. Also, the more that you invest at Wefunder, the more kits that you will get, and the bigger your fractional ownership.

We think that our Wefunder investors deal is a great arrangement for all involved. But that is for you to decide.

Anna Varvara Makra `INVESTOR`   Aug 1 2017 ⌄

Hello Blazntech. What was the reason behind the resignation of two of your directors?

ANSWER   IGNORE



William H Tate Advisor `EMPLOYEE`   Sep 17 2017 ⌄

Hi Anna,

Both Michael Penney and I met founder and CEO Benjamin Bondar in October 2016 at a BunkerLabs RDU event. We both joined the newly formed BlaznTech, Inc. company back in November 2016. BlaznTech, Inc. was created mainly for the Wefunder campaign.

Michael Penney is a good firearms industry subject matter expert. He is still a BlaznTech advisor. But he has very limited time and energy bandwidth to commit to BlaznTech until we get through our next BlaznTech kits production run.

As for me, I am NOT a firearms industry subject matter expert. I bring value to startups by helping the leadership and management team build effective systems and scalability structures. Again, until we get funds for our next production run, there is very little my skills can add.

We both resigned from the BlaznTech BoD in March 2017. Mostly because we still did not have funds for our production and current expenses. Thus, there was not much to advise and direct BlaznTech on doing until we had proper production funding.

Joseph Krzyzewski `INVESTOR`   Jul 4 2017 ⌄

When does the round of investing close? Also, when can investors expect their kits?

ANSWER   IGNORE



William H Tate Advisor `EMPLOYEE`   Sep 17 2017 ⌄

Hi Joseph,

As of today, our BlaznTech Wefunder campaign will end on 30 September. However, we are working with the Wefunder team to extend it until 30 October. We want more campaign time to update our products production schedules and timelines. Investors can expect kits to be shipped out about 90 days after our Wefunder campaign's completion.

Frank A Bottini   Feb 21 2017 ⌄

what is to stop some one from adding a brush and sock from a cleaning kit using a flexible drill extension or direct

ANSWER   IGNORE



William H Tate Advisor `EMPLOYEE`   Sep 17 2017 ⌄

Hi Frank,

We get that question often. Let me explain that using a regular brush, sock, and flex drill may work to clean your gun on some level. But our custom BlaznTech high tensile nylon round brushes are specifically calculated for each size and type of firearm. They are explicitly designed for high-speed rotation! There is no other gun cleaning kit or regular brush, sock, and flex drill combo that works quite as well as our special and patented BlaznTech gun cleaning system does.

BTW- Don't try this at home! Most gun cleaning brushes are made of steel or other harsh metal. If you high-speed spin that type of metal brush into your star chamber or gun bore, you'll likely damage your gun as a result. Thus, we don't recommend that you clean your dirty gun with your regular brush, sock, and flex drill combo.

Preet Anand   Feb 9 2017 ⌄

Can you speak more about the demand from military and law enforcements? Can you mention names? Do you have letters of intent? Right now on ~$100,000 in revenue, a 100X valuation of that is very high. Really cool product though.

ANSWER   IGNORE



William H Tate Advisor `EMPLOYEE`   Feb 11 2017 ⌄

Thanks for your questions, Preet. We agree with you that when most military, law enforcement, and serious shooters play this our Blazntech tool and kit, they think that is really cool too!

That said, Blazntech is the new cool tool for gun cleaning, period! There is nothing else like it on the market anywhere worldwide. Our Blazntech weapons cleaning system is the fastest and easiest way to clean your dirty guns that you will ever use. No other gun cleaning kit on the planet has been modernized, automated, and motorized for the 21st century in the way that Blazntech is now.

We are on our way to becoming the Apple of the gun cleaning industry! As Steve Jobs famously said; " Innovation distinguishes between a leader and a follower." Blazntech IS the leader in the gun cleaning industry! We compare very favorably to Apple in the following ways: Apple makes only a few but very beautiful, yet highly functional computer/phone products. Their products are all at the luxury end of their industry in terms of both quality and cost. Apple has about the same market share in the computer industry as Mercedes Benz and/or BMW does in the auto industry. And on and on Apple and Blazntech compare well to each other in their respective industries. While we do not have the same roughly 10% of the gun cleaning market share, today. We are well on our way. Our point is that we plan to follow the same high quality, high value, and high price success path as Apple did. Imagine if you could go back in time and get into Apple as a similar valuation startup when they first began to grow? Blazntech is the "little Apple" in the global gun cleaning world.

JC Dugan is our Blazntech military and law enforcement business development, guy. He retired in December 2016 as a Master Sergeant after 20+ years of honorable service. He served most of this time in the Amy Special Forces (Green Berets) and in Delta Force. CJ came to us with outstanding military experiences, background, and worldwide contacts. He has brought us all kinds of high-value military and law enforcement contacts. We expect that these forthcoming product purchase orders will keep us busy for at least the next 18 months. For example, our Blazntech team was at SHOT SHOW in Las Vegas last month. CJ lead us to over a dozen of his best Blazntech early adapter in the Spec Ops, SWAT, FBI, etc. contracting companies community. Among his top three strong contacts were; Geissele Automatics, Darley Defense, and Nemesis Arms. All of these fine folks are great examples of first-class product providers to the military, law enforcement, and serious shooters globally. CJ has long-term and solid relationships with the decision makers in multiple firearms and related companies. One company Rep said to me at SHOT SHOW when I asked if their company was going to do business with Blazntech- "It is all about long-standing relationships in our industry. CJ and I deployed together to lots of hot zone places. Most of the guys that we work with around here are combat Vets too. When we look each other in the eye and shake hands on a business deal. It is 99% done. The paperwork just completes it. Because your whole Blazntech team are combat vets and we know and trust CJ, we are going to do business with you." I'd say that is a pretty strong letter of intent.

Anna Varvara Makra INVESTOR   Aug 15 2017 ⌄

I am interested in reading the answers on Mr. Krzyzewski post too. What was the reason behind the resignation of two of your directors? Any updates on your progress so far? Is there anyone from BLAZnTECH team that monitor this campaign? I consider pulling my investment too during September, if not received reply. It is an interesting and innovative product/idea, but it looks like for some reason this campaign is "dead". Thank you for any clarification.

ANSWER   IGNORE



William H Tate Advisor EMPLOYEE   Sep 17 2017 ⌄

Hi Anna,
You make some good points here. Our Wefunder and BlaznTech learning curves have been very high. The truth is that we have been flying by the seat of our BlaznTech paints for these past months. But we hope that we have begun to turn the corner and get our production going again later this month.

Donald A Pascual Jr INVESTOR   Jul 28 2017 ⌄

If I don't reconfirm will I get my investment back?

ANSWER   IGNORE



William H Tate Advisor EMPLOYEE   Sep 17 2017 ⌄

Hi Donald,
If you don't reconfirm your BlaznTech Wefunder investment within about 30 days of our new significant disclosures and updates, the Wefunder system should automatically refund your whole investment. But we hope that you will stay with us and reconfirm and/or invest more with us.

Corey Kaldenbach INVESTOR   Jun 21 2017 ⌄

When will investors be seeing the product shipped to them if they invested enough to get the packages?

ANSWER   IGNORE



William H Tate Advisor `EMPLOYEE`   Sep 17 2017 ⌄

Hi Corey,
Investors can expect kits to be shipped out about 90 days after our
Wefunder campaign's completion.

Aaron Hoh   Feb 10 2017 ⌄

What is your plan for an exit strategy? Do you plan to be offered to the public IPO or to
be acquired by someone?

ANSWER   IGNORE



William H Tate Advisor `EMPLOYEE`   Feb 11 2017 ⌄

Aaron, you ask a great question for both our Blazntech leadership and
investors. We have been asked this question a few times before you; "What
is our exit plan?" As an all military Vets owned and operated company, we
feel a certain devotion to our fellow military and Vets shooter and user
community. Therefore, who might buy Blazntech is just as important to us
as for how big their check might be. But the short answer is that we'll do
that we think is in the best interest of our leadership team, our investors,
and our wonderful loyal customers. There is an old adage that goes;
"Companies are bought, not sold." A public IPO for Blazntech is unlikely.
However, when the time is right for all involved, we'd be happy for a bigger
and better leadership team/company to buy Blazntech so that we could
serve a much larger Blazntech user community.

(MORE QUESTIONS)



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